Correspondence

September 11, 2007

Via Edgar & facsimile @ 202.772.9209

Elaine Wolff, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Marine Exploration, Inc. Registration Statement on Form SB-2 Registration No. 333-143614 Filed on June 8, 2007

Dear Ms. Wolff:

        This law firm represents Marine Exploration, Inc. (the “Company”) with regard to the above referenced registration statement and the proposed offering on behalf of the selling shareholders (the “Offering”). Pursuant to Regulation C, Rule 461 (a) promulgated under the Securities Act of 1933, the Issuer respectfully requests acceleration of the Offering on the terms set forth on its Amendment No. 1 to Form SB-2 Registration Statement. The Issuer requests the Offering to become effective on September 14, 2007, at 8:00 a.m., EDT, or as soon as practicable thereafter.

        In connection with the Issuer’s request for acceleration, we hereby acknowledge the following:

                       (a)        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

                       (b)        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

                       (c)        the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your consideration of the foregoing. We remain available to discuss this at your convenience.

Sincerely,

/s/ Bradford J. Lam
for
Law Offices of Bradford J. Lam, PLLC

Cc: Issuer